SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                             TranSwitch Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    894065101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Herbert Chen
                         650 Madison Avenue, 17th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Herbert Chen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     3,671,822

8.   SHARED VOTING POWER

     15,996,539

9.   SOLE DISPOSITIVE POWER

     3,671,822

10.  SHARED DISPOSITIVE POWER

     15,996,539

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,758,361

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John Lattanzio

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,758,361

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lattanzio Chen Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     15,025,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     15,025,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,758,361

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lattanzio Chen Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,500,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,758,361

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lattanzio Chen Offshore, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,275,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,275,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,758,361

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Chen Capital Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     971,539

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     971,539

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,758,361

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Permal LatCh Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,250,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,250,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,758,361

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   894065101
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is TranSwitch Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is Three Enterprise Drive, Shelton, Connecticut 06484. This schedule relates to the Issuer's Common Stock, $.001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by Herbert Chen, John Lattanzio, Lattanzio Chen Management, LLC, Lattanzio Chen Partners, L.P., Lattanzio Chen Offshore, Ltd., Chen Capital Partners, L.P. and Permal LatCh Ltd. (collectively, the "Reporting Persons").

     (b) The main business address of each of the Reporting Persons other than Permal LatCh Ltd. is 650 Madison Avenue, 17th Floor, New York, New York 10022. The main business address of Permal LatCh Ltd. is c/o HWR Services Limited, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

     (c) Lattanzio Chen Management, LLC provides investment management services to private investment vehicles, including Lattanzio Chen Partners, L.P., Lattanzio Chen Offshore, Ltd. and Permal LatCh Ltd. Mr. Chen serves as the General Partner of Chen Capital Partners, L.P. The principal occupation of Mr. Chen and Mr. Lattanzio is investment management, and each serve as managing members of Lattanzio Chen Management, LLC.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Chen is a United States citizen. Mr. Lattanzio is a United States citizen. Lattanzio Chen Partners, LP is a Delaware limited partnership. Lattanzio Chen Management, LLC is a Delaware limited liability company. Lattanzio Chen Offshore, Ltd. is a Cayman Islands exempted company. Chen Capital Partners, L.P. is a Delaware limited partnership. Permal LatCh Ltd. is an International Business Company formed under the laws of the British Virgin Islands

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The source of funds used to purchase the securities reported herein was working capital of the Reporting Persons and the Partnership. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons. Certain of the Shares held by Mr. Chen are held on behalf of the his personal trading account, his personal IRA account. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     In an effort to protect the investments made on Mr. Chen's own behalf, on behalf of the other Reporting Persons, the Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value.

     On January 30, 2007, Mr. Chen sent a letter to the Issuer's Chairman, Mr. Alfred Boschulte, expressing Mr. Chen's dissatisfaction with the Issuer's performance, making recommendations to improve shareholder value and requesting a reconstitution of the Issuer's Board of Directors. A copy of the letter is attached as an exhibit to this Schedule 13D.

     The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons may also be involved in and may plan for their involvement in:

(1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5) any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, Mr. Chen may be deemed to be the beneficial owner of 19,758,361 Shares, or 14.9% of the shares of the Issuer, based upon the 133,068,553 shares outstanding as of October 31, 2007 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2007 as filed on November 8, 2007.

     As of the date hereof, Mr. Lattanzio may be deemed to be the beneficial owner of 19,758,361 Shares, or 14.9% of the shares of the Issuer, based upon the 133,068,553 shares outstanding as of October 31, 2007 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2007 as filed on November 8, 2007.

     As of the date hereof, Lattanzio Chen Management, LLC may be deemed to be the beneficial owner of 19,758,361 Shares, or 14.9% of the shares of the Issuer, based upon the 133,068,553 shares outstanding as of October 31, 2007 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2007 as filed on November 8, 2007.

     As of the date hereof, Lattanzio Chen Partners, L.P. may be deemed to be the beneficial owner of 19,758,361 Shares, or 14.9% of the shares of the Issuer, based upon the 133,068,553 shares outstanding as of October 31, 2007 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2007 as filed on November 8, 2007.

     As of the date hereof, Lattanzio Chen Offshore, Ltd. may be deemed to be the beneficial owner of 19,758,361 Shares, or 14.9% of the shares of the Issuer, based upon the 133,068,553 shares outstanding as of October 31, 2007 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2007 as filed on November 8, 2007.

     As of the date hereof, Chen Capital Partners, L.P. may be deemed to be the beneficial owner of 19,758,361 Shares, or 14.9% of the shares of the Issuer, based upon the 133,068,553 shares outstanding as of October 31, 2007 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2007 as filed on November 8, 2007.

     As of the date hereof, Permal Latch Ltd. may be deemed to be the beneficial owner of 19,758,361 Shares, or 14.9% of the shares of the Issuer, based upon the 133,068,553 shares outstanding as of October 31, 2007 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2007 as filed on November 8, 2007.

     (b) Mr. Chen has the sole power to vote or direct the vote of 3,671,822 shares of Common Stock; has the shared power to vote or direct the vote of 15,996,539 shares of Common Stock; has sole power to dispose or direct the disposition of 3,671,822 shares of Common Stock; and has shared power to dispose or direct the disposition of 15,996,539 shares of Common Stock. The 3,671,822 shares over which Mr. Chen has sole power to vote, direct the vote, dispose or direct the disposition of are held separately by the Partnership and Mr. Chen's personal trading account and IRA account.

     Mr. Lattanzio has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 14,480,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 14,480,000 shares of Common Stock.

     Lattanzio Chen Management, LLC has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 14,480,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 14,480,000 shares of Common Stock.

     Lattanzio Chen Partners, L.P. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 9,500,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 9,500,000 shares of Common Stock.

     Lattanzio Chen Offshore, Ltd. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,275,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,275,000 shares of Common Stock.

     Chen Capital Partners, L.P. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 971,539 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 971,539 shares of Common Stock.

     Permal Latch Ltd. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,250,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,250,000 shares of Common Stock.

     (c) No transactions in the Shares were effected within 60 days of the date of the event which requires this filing.

     (d) Not applicable.

     (e) Not applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Issuer.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement among the Reporting Persons.
Exhibit B - Letter to the Issuer dated January 30, 2008

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             January 31, 2008
                                        --------------------------
                                               (Date)

                                        /s/ Herbert Chen(1)
                                        --------------------------
                                            Herbert Chen

                                        /s/ John Lattanzio(1)
                                        --------------------------
                                            John Lattanzio

                                        Lattanzio Chen Management, LLC(1)

                                        By: /s/ Herbert Chen
                                            --------------------------
                                                Herbert Chen
                                                Managing Member

                                        Lattanzio Chen Partners, L.P.(1)

                                        By: Lattanzio Chen GP, LLC
                                            General Partner

                                        By: /s/ Herbert Chen
                                            --------------------------
                                                Herbert Chen
                                                Managing Member

                                        Lattanzio Chen Offshore, Ltd.(1)

                                        By: /s/ Herbert Chen
                                            --------------------------
                                                Herbert Chen
                                                Director

                                        Chen Capital Partners, L.P.(1)

                                        By: /s/ Herbert Chen
                                            --------------------------
                                                Herbert Chen
                                                General Partner

                                        Permal Latch Ltd. (1)

                                        By: Lattanzio Chen Management, LLC
                                            Investment Adviser

                                        By: /s/ Herbert Chen
                                            --------------------------
                                                Herbert Chen
                                                Managing Member

----------
(1) Each of the Reporting Persons disclaims beneficial ownership except to the extent of his or its pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated January 31, 2008 relating to the Common Stock, $0.001 par value, of TranSwitch Corporation shall be filed on behalf of the undersigned.

                                              January 31, 2008
                                        --------------------------
                                                (Date)

                                        /s/ Herbert Chen
                                        --------------------------
                                            Herbert Chen

                                        /s/ John Lattanzio
                                        --------------------------
                                        John Lattanzio

                                        Lattanzio Chen Management, LLC

                                        By: /s/ Herbert Chen
                                            --------------------------
                                                Herbert Chen
                                                Managing Member

                                        Lattanzio Chen Partners, LP

                                        By: Lattanzio Chen GP, LLC
                                            General Partner

                                        By: /s/ Herbert Chen
                                            --------------------------
                                                Herbert Chen
                                                Managing Member

                                        Lattanzio Chen Offshore, Ltd.

                                        By: /s/ Herbert Chen
                                            --------------------------
                                                Herbert Chen
                                                Director

                                        Chen Capital Partners, L.P.

                                        By: /s/ Herbert Chen
                                            --------------------------
                                                Herbert Chen
                                                General Partner

                                        Permal Latch Ltd.

                                        By: Lattanzio Chen Management, LLC
                                            Investment Adviser

                                        By: /s/ Herbert Chen
                                            --------------------------
                                                Herbert Chen
                                                Managing Member

                                                                       Exhibit B

                         LATTANZIO CHEN MANAGEMENT, LLC
             650 MADISON AVENUE, 17TH FLOOR NEW YORK, NEW YORK 10022
                TELEPHONE (212) 849-6609 FACSIMILE (212) 898-1229


January 30, 2008

Mr. Alfred F. Boschulte Chairman of the Board
TranSwitch Corporation Three Enterprise Drive
Shelton, Connecticut 06484

Dear Al,

I am writing this letter to you in your capacity as chairman of the board of directors of TranSwitch Corporation, and in my capacity as its largest shareholder. As is a matter of public record, I own or have voting and/or investment power over more than 19.75 million shares representing almost 15% of your shares outstanding. As you know, I have been a supportive long term shareholder but I now believe the time has come for meaningful change.

Over the past few months, TranSwitch shares have declined significantly and I have privately shared my thoughts with you and members of your board as to actions that could help to restore the shareholder value of the company. Nothing has happened and the shares have continued to decline. Since the beginning of the year, your shares have lost more than 30% in value, on top of a 37% decline in 2007 and a 23% decline in 2006. Last night's closing price of $0.60 represents a level not seen since early 2003, a time when the industry was mired in a "nuclear winter" with no hope for near term recovery. To add insult to injury, the company's share price has also recently triggered a delisting notice from the NASDAQ stock exchange.

Despite having spent well over $200 million in developing a suite of next generation products that has won considerable industry acceptance, the current enterprise value of TranSwitch is barely $70 million. I estimate the present value of your net operating losses alone to be about $60 million to a profitable acquiror. Frankly, I cannot understand why the company is not actively repurchasing shares in the open market at this price. If you cannot repurchase your shares at these prices, at what price can you? Fifty cents? Forty cents? Thirty cents? The global stock markets are very unsettled at this time, having suffered one of the sharpest declines in many years. You never know what morning you will come in to find indiscriminate selling because perhaps some rogue trader has roiled the global markets overnight. You never know when some beleaguered shareholder will get a margin call and seek to unload a block of stock. Yet, the board has not even seen it appropriate to authorize a repurchase on a just-in-case basis.

I believe there is significant value in TranSwitch far above and beyond the current share price. I believe the company was early to recognize the important trend towards carrier grade Ethernet and to develop products accordingly. These products have already secured many sockets in the flagship next generation platforms of leading equipment vendors such as Fujitsu, Alcatel and Nokia Siemens, as well as rising upstarts such as China's ZTE and India's Tejas Networks. Most of the heavy lifting at TranSwitch has been done. Products have been conceived, designed and brought to market. Important design wins with significant long term revenue potential have been secured. Massive deployments using these platforms are on the verge of ramping. Telecom is a long cycle business and, sooner or later, I believe that an important and durable stream of high margined revenue will begin to come your way. Exactly when and how much remain open questions, but I personally believe it will be sooner rather than later, and more than big enough to matter. I believe that Santanu Das, your president and chief executive officer, deserves significant credit for this.

Currently, TranSwitch has $34 million or more than 40% of its market capitalization in cash. Yes, there is also $25 million of debt, but it is not due to mature until September 2010 and, moreover, it is convertible into shares as low as $1.83. It was not six months ago that this price was just a stone's throw away. Management has not been shy about enumerating the many opportunities that lie squarely in front of it, and if even a portion of these publicly stated expectations come to pass, your bonds will not only convert to shares, but also create up to an incremental 13.7 million shares of dilution. I believe that the company should be repurchasing this dilution on an anticipatory basis.

About nine months ago, the company became significantly more optimistic on its near term prospects owing primarily to the impending ramp of a number of identified large scale network deployments. So far, the company has been wrong. No one has a crystal ball and sometimes that happens. I understand that the company is dependent upon many factors far out of its control and that the larger a program, the more likely it is to be beset by all manner of issues ranging from the technological to the regulatory. I know the order book is soft, but this is mostly because certain large projects have yet to ramp and the broader industry is still fallow. I believe I understand why these projects have been delayed, and why they will ramp, possibly much sooner than the market expects.

It is a well-documented fact British Telecom will spend over $20 billion to transform its network from a legacy circuit switched architecture to a next generation all-IP architecture. Fujitsu's Geostream Access Gateway product has been chosen as one of the primary building blocks for the access portion of this network and TranSwitch has a number of key design wins in this platform with its Etherphast-48 and VTXP-48 chips, among others. The company has stated on numerous occasions that TranSwitch can derive approximately $100 million or more in revenue during the four years or so of the mass deployment phase. If even just partially true, then this one project can drive the company from loss to profitability.

Another important project is Korea Telecom's Octave project, a $16 billion network transformation that has been ongoing since 2004. Between 2008 and 2010, KT is scheduled to upgrade the transport portion of its network to a unified all-IP architecture much like what BT is doing. TranSwitch has important content with Coweaver, Neowave and Woorinet, the local vendors likely to achieve the lion's share of this program. In the past, the company has said that this project should result in $40 million of revenues over the next three to four years and it appears that revenues are beginning to ramp.

The company has also won key sockets in a number of Alcatel's devices, including its flagship WDM platforms. Recently, Alcatel signed a $1.2 billion agreement with China Telecom and China Unicom, two of the large Chinese service providers. The deployment for this contract, which I expect to begin shortly, will involve Alcatel's 1626, 1696 and 1643 products using your Etherphast-48, Ethermap-3 and L3M chips. I believe these contracts can provide up to $20 million or more in revenue over the next few years.

The Indian market abounds with opportunity, and local cellular providers are adding up to six million new subscribers per month. BSNL and Reliance, two of the large local carriers, have announced expansion plans that total well in excess of 100 million lines. According to management, TranSwitch is well positioned with Tejas Networks and United Telecoms, local companies that will significantly benefit from the backhaul requirements this expanded network will require.

I also have particularly high hopes for the company's recently announced HDMI products. High definition video is a large and rapidly growing market and, in my opinion, the company's Mysticom division has a sound game plan and a significant time to market advantage over the competition. I believe TranSwitch can capture a leadership position in the licensing of HDMI cores that can represent a significant new stream of high margined revenue. With the industry still facing uncertain conditions and many disparate projects running well behind schedule, it is obviously easy for the board to feign prudence by erring on the side of restraint. That's not good enough any more. The company must develop a realistic understanding of its revenue possibilities with respect to both magnitude and timing, and optimize its capital structure in that light. All of the projects discussed above are large, funded and highly visible. We both know that the mass deployment phase of British Telecom's 21CN project could be transformative for the company. So what is happening there? Does the board know that slides were presented at the January 23rd meeting of BT's Broadband Working Group indicating that deployment plans for broadband have finally been set, and that the migration of almost 5 million lines is likely to begin in short order? Shouldn't the board be trying to determine how this development might affect revenue prospects over the next year? Might the board wish to repurchase shares if it turns out to be the beginning of an important inflection in revenues? Or, does the board just intend to take the easy path of doing nothing?

Let me be clear, I expect the board of directors to be looking out for shareholder interests and continually seeking to add value to the corporation. In the month of October 2002, also a notably cruel one for the stock market, TranSwitch shares declined to as low as $0.22. Imagine that. Over 27 million shares traded that month at an average price of $0.29, despite the company's having over $1.00 per share of net cash. One year later, with only a modest change in the company's fundamental outlook, the shares had appreciated literally tenfold. The very same board that missed an important opportunity to create value for shareholders then is doing the same thing again.

Part of the problem here is that the board of directors, with the exception of Mr. Gerald Montry, has virtually no ownership interest in the company. Outside of Mr. Montry, no member of the board has made an open market purchase in the past five years, a period of time that has encompassed some extraordinarily attractive buying opportunities. In total, the board's ownership, once again outside of Mr. Montry, accounts for just 300,000 shares having a sum total value of just $180,000. It is apparent to me that the board simply does not feel the same sense of urgency that I as a shareholder feel, and that is a problem.

Al, your last move in the open markets was to sell shares at $1.50, shortly before the company announced highly disappointing third quarter earnings. I am sure there was nothing untoward here, but given just how minimal your ownership interest was to begin with, I cannot understand your reasons. After all, if you aren't willing to hold an additional $30,000 of TranSwitch through thick or thin, what level of confidence can your shareholders who own millions of shares, and to whom you owe a fiduciary duty, have in you to oversee important financial decisions?

The bottom line is I continue to have a great deal of confidence in TranSwitch, its people, its products and its prospects. These have been difficult times for the industry, but I believe the company is well positioned for the years to come. I have, however, lost confidence in the board of directors to steward the firm and make the hard decisions that will create value for your shareholders. Therefore, I hereby request the significant reconstitution of the board, with at least four of the current seven seats to be filled by shareholder nominees. This should be accomplished as quickly as practicable and certainly by the annual election of directors in May of this year.

Sincerely,

Herbert Chen


SK 01127 0007 850685